UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: October 31, 2019

(Date of earliest event reported)

Winc, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-2988960
(State or other incorporation)	(I.R.S. Employer Identification No.)

5340 Alla Road, Suite 105

Los Angeles, CA 90066

(Full mailing address of principal executive offices)

(855) 282-5829

(Issuer’s telephone number, including area code)

Series D Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

Filing of Seventh Amended and Restated Certificate of Incorporation

On December 5, 2019, Winc, Inc. (the “Company”) filed with the State of Delaware its Seventh Amended and Restated Certificate of Incorporation (the “Certificate”). The Certificate is filed as Exhibit 2.1 to this Current Report on Form 1-U.

Amended and Restated Bylaws

On December 17, 2019, the board of directors and stockholders of the Company approved an amendment to the amended and restated bylaws. The amendment to the Amended and Restated Bylaws are filed as Exhibit 2.3 to this Current Report on Form 1-U.

Election of Independent Director

On December 10, 2019, the board of directors of the Company elected Patrick DeLong to act as an independent director. The Company now has a total of 7 directors. Mr. DeLong’s biography is set forth below.

Patrick DeLong is the Founder and Principal of Azur Associates, a fine beverage consultancy firm. Pat has over 30 years of experience working with consumer brands across private and public companies. Pat has served in a number of roles including Chief Executive Officer, President, Chief Operating Officer and Chief Financial Officer at some of the leading consumer beverage companies, including Crimson Wine Group, Constellation Brands, Robert Mondavi Corporation and Francis Ford Coppola Companies. As part of his role in these organizations, Pat led, managed and/or assisted in some of the most significant acquisition transactions in the wine space. Pat’s early career work at Deloitte and later with a small boutique wine industry consulting firm provided him significant experience in advisory work as well. Pat completed the Strategic Planning Executive Program at the University of Michigan, post graduate studies in the Masters of Applied Economics Program at the University of Seattle and his Bachelor’s Degree in Business Administration with a Concentration in Finance & Accounting from California Polytechnic State University, San Luis Obispo. In his early career, Pat earned his Certified Public Accounting license in both California and Washington.

Modification of Credit Facility

As of August 31, 2019 and September 30, 2019, the Company was in default for failing to comply with one of the financial covenants contained in its Loan and Security Agreement with Western Alliance Bank. The covenant requires the Company to maintain an unrestricted cash balance at Western Alliance Bank that is equal to the greater of $1 million or six (6) times the company’s “operating burn,” defined as the average monthly EBITDA loss for the trailing three (3) month period. On October 31, 2019, the Company entered into a loan and security modification agreement with Western Alliance Bank (the “Loan and Security Modification Agreement”) whereby Western Alliance Bank waived the existing defaults and agreed not to exercise its remedies under the agreement and agreed to extend the maturity date of the credit facility to February 28, 2020. A copy of the Loan and Security Modification Agreement is filed as Exhibit 6.4 to this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Winc, Inc.

By:	/s/ Geoffrey McFarlane
Name:	Geoffrey McFarlane
Title:	Chief Executive Officer

Date:	December 18, 2019

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Exhibit Index

Exhibit No.	Description

2.1	Seventh Amended and Restated Certificate of Incorporation.
2.3	Second Amendment to Amended and Restated Bylaws
6.4	Loan and Security Modification Agreement dated October 31, 2019 with Western Alliance Bank

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